UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549


                            SCHEDULE 13G

             Under the Securities Exchange Act of 1934
                         (Amendment No.   )*
                                       ---


                   Kings Road Entertainment, Inc.
------------------------------------------------------------------
                        (Name of Issuer)

             Common Stock, Par Value $0.01 per share
------------------------------------------------------------------
                  (Title of Class of Securities)


                           496 162 207
------------------------------------------------------------------
                         (CUSIP Number)


                          May 17, 2000
------------------------------------------------------------------
     (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ] Rule 13d-1(b)
     [X] Rule 13d-1(c)
     [ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             Page 1 of 8 Pages

CUSIP NO.    496 162 207

1     NAME OF REPORTING PERSON

      I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON (Entities Only)

      Dupont Direct Financial Holdings, Incorporated
      IRS I.D. No. 59-3461241

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)
                                                             (b)  X

3     SEC USE ONLY


4     CITIZENSHIP OR PLACE OF ORGANIZATION

      Georgia


NUMBER OF      5     SOLE VOTING POWER
SHARES               300,000
BENEFICIALLY
OWNED BY       6     SHARED VOTING POWER
EACH                 0
REPORTING
PERSON WITH    7     SOLE DISPOSITIVE POWER
                     300,000

               8     SHARED DISPOSITIVE POWER
                     0

9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      300,000

10    CHECK IF  THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES
                           --------------

11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      8.5%

12    TYPE OF REPORTING PERSON

      CO



                             Page 2 of 8 Pages

CUSIP NO.    496 162 207

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON


      Wavecount, Inc.
      IRS I.D. No. 13-4654481

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)
                                                           (b)  X

3     SEC USE ONLY


4     CITIZENSHIP OR PLACE OF ORGANIZATION


      Delaware


NUMBER OF      5     SOLE VOTING POWER
SHARES               300,000
BENEFICIALLY
OWNED BY       6     SHARED VOTING POWER
EACH                 0
REPORTING
PERSON WITH    7     SOLE DISPOSITIVE POWER
                     300,000

               8     SHARED DISPOSITIVE POWER
                     0

9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      300,000

10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES
                           ------------

11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      8.5%

12    TYPE OF REPORTING PERSON

      CO



                        Page 3 of 8 Pages

ITEM 1(a)         Name of Issuer:
                  --------------

                  Kings Road Entertainment, Inc. ("Kings Road")

ITEM 1(b)         Address of Issuer's Principal Executive Officers:
                  -------------------------------------------------

                  3489 West Cahuenga Boulevard, Suite D
                  Hollywood, California 90068

ITEM 2(a)         Names of Persons Filing:
                  ------------------------

                  Dupont Direct Financial Holdings, Incorporated ("Dupont").

                  Wavecount, Inc. ("Wavecount"), the beneficial owner of approximately 80.2% of the common stock of Dupont, may by virtue of such ownership be deemed to also beneficially own the shares of Kings Road held by Dupont.

ITEM 2(b)         Address of Principal Business Office:
                  -------------------------------------

                  The business address of both Dupont and Wavecount is:

                  42 Broadway, Suite 1100-26
                  New York, New York 10004

ITEM 2(c)         Citizenship:
                  ------------

                  Dupont is a Georgia corporation. Wavecount is a Delaware corporation.

ITEM 2(d)         Title of Class of Securities:
                  -----------------------------

                  Common stock, par value $.01 per share ("Kings Road Common Stock").

ITEM 2(e)         CUSIP Number: 496 162 207


ITEM 3            If this statement is filed pursuant to Section
                  240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is:

(a) [ ]           Broker or dealer registered under section 15 of the Act
                  (15 U.S.C. 78o);
(b) [ ]           Bank as defined in section 3(a)(6) of the Act
                  (15 U.S.C. 78c);
(c) [ ]           Insurance  company as defined in section  3(a)(19) of the
                  Act (15 U.S.C. 78c);
(d) [ ]           Investment  company  registered  under  section  8 of the
                  Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e) [ ]           An   investment   adviser  in   accordance   with   Section
                  240.13d-1(b)(1)(ii)(E);
(f) [ ]           An employee benefit plan or endowment fund in accordance with
                  Section 240.13d-1(b)(1)(ii)(F);
(g) [ ]           A parent holding company or control person in accordance with
                  Section 240.13d-1(b)(1)(ii)(G);
(h) [ ]           A savings  association  as  defined  in  Section  3(b) of the
                  Federal Deposit Insurance Act (12 U.S.C. 1813);
(i) [ ]           A church  plan that is  excluded  from the  definition  of an investment company under section 3(c)(14)  of the  Investment
                  Company Act of 1940 (15 U.S.C. 80a-3)
(j) [ ]           Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

                       Page 4 of 8 Pages

ITEM 4            Ownership:
                  ----------
                  (a)      Amount beneficially owned : 300,000
                  (b)      Percent of class: 8.5%
                  (c)      Number of shares as to which the person has:

                           (i)      sole power to vote or direct the
                                    vote: 300,000
                           (ii)     shared power to vote or direct the
                                    vote: 0
                           (iii)    sole power to dispose or direct the
                                    disposition of: 300,000
                           (iv) shared power to dispose or direct the disposition of: 0

                  The shares reported above are beneficially owned directly by Dupont. As the beneficial owner of approximately 80.2% of the shares of common stock of Dupont, Wavecount also may be deemed to beneficially own the shares of Kings Road Common Stock owned by Dupont.

ITEM 5.           Ownership of Five Percent or Less of a Class:
                  ---------------------------------------------

                  Not Applicable.

ITEM 6.           Ownership of More Than Five Percent on Behalf of
                  ------------------------------------------------
                  Another Person:
                  ---------------

                  As the beneficial owner of approximately 80.2% of the the shares of common stock of Dupont, Wavecount controls the election of the Board of Directors of Dupont and, accordingly, has the power to direct the receipt of dividends paid on the shares of Kings Road Common Stock beneficially owned by Dupont.

                            Page 5 of 8 Pages

ITEM 7            Identification and Classification of the Subsidiary
                  ----------------------------------------------------
                  Which Acquired the Security Being Reported on by the
                  ----------------------------------------------------
                  Parent Holding Company:
                  -----------------------

                  See Item 4 above.

ITEM 8            Identification and Classification of Members of the
                  ----------------------------------------------------
                  Group:
                  ------

                  Not Applicable.

ITEM 9            Notice of Dissolution of Group:
                  -------------------------------

                  Not Applicable.

ITEM 10           Certification
                  -------------

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired in and are not held in connection with or as a participant in any transaction having such purpose or effect.


                       Page 6 of 8 Pages

                                    SIGNATURE


                                DUPONT DIRECT FINANCIAL HOLDINGS, INCORPORATED

Date: 08/29/00                  By:  /s/ David W. Parsons
      --------------                 ------------------------------------
                                     Name:  David W. Parsons
                                     Title: Secretary and General Counsel


                                WAVECOUNT, INC.

Date: 08/29/00                  By:  /s/ Randy M. Strausberg
      --------------                 ------------------------------------
                                     Name:  Randy M. Strausberg
                                     Title: President



                       Page 7 of 8 Pages

                             JOINT FILING AGREEMENT

     Dupont Direct Financial Holdings, Inc. and Wavecount, Inc. agree that the Schedule 13G to which this agreement is attached, relating to the common stock of Kings Road Entertainment, Inc., is filed on behalf of each of them.


                                DUPONT DIRECT FINANCIAL HOLDINGS, INC.

Date: 08/29/00                  By:  /s/ David W. Parsons
      --------------                 ------------------------------------
                                     Name:  David W. Parsons
                                     Title: Secretary and General Counsel


                                WAVECOUNT, INC.

Date: 08/29/00                  By:  /s/ Randy M. Strausberg
      --------------                 ------------------------------------
                                     Name:  Randy M. Strausberg
                                     Title: President

                       Page 8 of 8 Pages